Exhibit 99.67

NOTICE OF CHANGE OF STATUS

filed in conformity with:

REGULATION 51-102 – Section 11.2 (b)

Via SEDAR

November 26th, 2020

Dear Sirs/Mesdames,

Further to the Company’s news release dated and filed on SEDAR November 18, 2020, announcing the last day of trading of the Common Shares of the Company on the TSXV on November 19, 2020, and the commencement of trading of the Common Shares of the Company on the TSX on November 20, 2020, please be advised that the Company has ceased to be a “venture issuer”, as per the definition thereof set out in Regulation 51-102 respecting Continuous Disclosure Obligations (V-1.1, r. 24).

Sincerely,

PYROGENESIS CANADA INC.

per

/s/ Sara-Catherine L. Tolszczuk
Sara-Catherine L. Tolszczuk
Legal Counsel